

LIBERTY ACRES FARM

Healing the earth one chicken at a time.

Type of Security
Revenue Share

Percentage Revenue
5%

Days Left
116

Share:

Founded Feb 2016

Bangor, PA

Community

HIGHLIGHTS

http://www.libertyacresfarmpa.com

Less than 20% Funded

Committed **$0**

Target
$10,000 - $100,000

Minimum Investment
$100

ABOUT TEAM DOCUMENTS OVERVIEW AND TERMS FAQ ASK A QUESTION INVEST

ABOUT LIBERTY ACRES FARM

Liberty Acres Farm was born out of the desire to provide healthy, evironmentally friendly food for our families.

Everything at Liberty Acres, first and foremost, is raised in a manner that is both humane and embraces the essence of that particular animal. We let pigs be pigs, chickens be chickens, and cows be cows. All food produced on the farm is eaten by our families as part of a wholesome, healthy diet. Our land management practices help build healthy soil and prevent erosion

The farm currently produces pasture raised broiler chickens, eggs from pasture raised hens, pastured pork, pasture raised turkeys, grass fed lamb, and in the near future grass-fed beef.

All animals are raised on pasture and provided with non-GMO supplemental feed and minerals as needed, with the exception of the lamb and beef that will receive no supplemental feed. The pastures are maintained using management intensive grazing techniques. Management intensive grazing techniques help build naturally fertilized soil, sequester carbon, and reduce water runoff. No artificial fertilizers, herbicides, pesticides, growth hormones, or antibiotics (unless needed to treat illness) are used.

Chickens and turkeys are humanely processed on-site. Sales are farm direct and through local farmers markets.

Our goal is to do our part to shift the current paradigm away from large, corporate owned, environmentally destructive, factory style farms toward small, family owned, environmentally responsible, local food systems. We want our families, friends, and customers to be connected to their food. When we are fully operational, we will welcome visitors to the farm and be completely transparent about our operation.

WHY YOU SHOULD INVEST

People should invest because they believe in the positive shift in our food system. They believe in alternatives to large factory farms. They believe in chemical, and drug free food. They believe in the humane farming techniques, that rebuild the soil and leave the land better than we found it.

REVENUE SHARE CALCULATOR

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*The calculations are mathematical based on user inputs and may not reflect actual results. Use of this calculator does not constitute investment advice. We are providing this tool to help you evaluate potential revenue sharing scenarios and payback periods. Any determination is your sole responsibility.


BUY FRESH
BBQ SPICE
BUY LOCAL


BUY FRESH
BUY LOCAL.
CHICKEN
BONE
BROTH
$6
LIBERTY
ACRES FARM


Chicken Liberty Acres Farm Turkey
Eggs Bangor, PA Pork


PASTURE RAISED
NON GMO
CHICKEN
WHOLE 4.75
BREASTS 11.00
LEG QUARTERS 6.00
WINGS 5.00
GROUND CHICKEN 8.00
LIVERS 5.00
HEARTS 5.00
GIZZARDS 5.00
SOUP BONES 2.50
STEW HENS 3.75
CHICKEN FEET 2.50
AVAILABLE NOW
PASTURE RAISED
NON GMO
PORK
CHOPS 9.50
LOIN 9.00
SPARE RIBS 7.00
COUNTRY RIBS 8.00
PICNIC SHOULDER 6.00
PORK BUTT 6.00
BACON 10.00
TENDERLOIN 14.00
SAUSAGE 8.00
HAM HOCKS 6.00
PIGS FEET 4.00
AVAILABLE NOW


FRESH
EGGS
4 Per Dozen

HOW WE INTEND TO MAKE MONEY

Through direct marketing, as well as, wholesale accounts, our farm will supply the market with premium, beyond organic meat products and eggs. Direct sales will come through on farm sales, CSAs, and farms markets. Wholesale accounts include local stores and restaurants.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We are raising capital to take the business to the next level. We are in our second year of business on a trajectory to increase our revenue 50-75% over the first year.

This capital will allow us to build permanent perimeter fencing that will enable us to start our grass fed beef program which will in turn diversify our product line even more.

The capital will also be used for the construction of a USDA approved poultry processing house. Being able to process under USDA inspection allows the sales of our chicken across state lines and opens up a whole new world of revenue streams. Right now we process on farm but can only sell poultry within the state of Pennsylvania. This processing building will also allow us to process other farms' chickens which can provide another source of revenue. We often have requests for us to process other people's birds. Unfortunately, by law, we are not permitted to do so.

Go up


It's the People


From Our Pasture to Your Table

TEAM



BRIAN SPAGNOLA

Owner

Brian has had a love for food and farming since he was a child. His career path took him to the Culinary Institute of America, graduating with honors. ... Read More

White Township, New Jersey

The Culinary Institute of America



LISA CONRAD

Owner

Lisa is also a hospitality industry veteran. She is a front of the house guru who does everything from serving, to bar tending, to management. She brings a bright smile, and war... Read More

Long Valley, New Jersey

County College of Morris

DOCUMENTS

Official filing on SEC.gov | Company documents | Company documents

Financials

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Percentage Revenue
Revenue Share	**5%**
Target Minimum Raise Amount	Target Maximum Raise Amount
$10,000	**$100,000**
Minimum Investment	Cap
$100	**2X**

FAQ

Are we organic?

Every so often we are asked if our products are organic. The simple answer is: no. However, it really isn't that simple. In order to say we are organic we must be certified. That certification requires mountains of paperwork, meticulous record keeping, and paying a third party certifier. Currently, we have neither the time nor the resources to do this.

Do we butcher our own meat?

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